SilverCrest Provides First Quarter Operational Results and Conference Call Details
Record Processed Grades and Recoveries, Silver Equivalent Sales Exceed Plan

TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – April 17, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to provide interim operational results for the first quarter of 2024 (“Q1, 2024”) from the Company’s Las Chispas Operation located in Sonora, Mexico. All amounts are expressed in U.S. dollars, unless otherwise noted. Certain amounts shown in this news release may not total to exact amounts due to rounding differences.

Q1, 2024 Operating Results and Sales
•Recovered 14,719 ounces (“oz”) of gold and 1.41 million ounces of silver, or 2.58 million silver equivalent (“AgEq”)1 ounces.
•Sold 15,000 ounces of gold and 1.40 million ounces of silver, or 2.59 million AgEq ounces.
•Average realized price of $2,062/oz gold and $23.37/oz silver generating $63.6 million of revenue.

N. Eric Fier, CEO, commented, “Our first quarter has set the stage for another year of strong operational performance at Las Chispas, with silver sales exceeding plan and positioning us well to achieve 2024 sales guidance. Mobilization of our new mining contractor began in February 2024 and ramp-up of the underground continues to progress well. In the quarter, we achieved record silver equivalent process grades of 874 grams per tonne and recoveries of 98.3%, while completing planned maintenance ahead of schedule and returning plant availability to 92% in March.
“Strong performance of bullion prices in the quarter contributed to a 4% increase in our bullion holdings, to end the quarter at $20.0 million. As expected a significant cash payment for 2023 taxes and duties was completed, bringing total treasury assets2 to $91.1 million at the end of the quarter. We look forward to providing more details of our operational and financial performance in mid May.”

1 Silver equivalent (“AgEq”) ratio used in this news release of 79.51:1 based on the Las Chispas Operation Technical Report, dated September 5, 2023 with an effective date of July 19, 2023.
2 Treasury Assets is comprised of bullion holdings and cash.

Q1, 2024 Operational Highlights

	Unit	Q1, 2024	Q1, 2023
Ore mined	tonnes	85,737	63,600
Ore milled (a)	tonnes	93,373	104,400
Average daily mill throughput	tpd	1,026	1,160

Gold (Au)
Average processed grade	gpt	4.97	4.06
Process recovery	%	98.6%	97.5%
Recovered	oz	14,719	13,300
Sold	oz	15,000	14,200
Average realized price	$/oz	2,062	1,879

Silver (Ag)
Average processed grade	gpt	479	419
Process recovery	%	98.0%	91.9%
Recovered	million oz	1.41	1.29
Sold	million oz	1.40	1.36
Average realized price	$/oz	23.37	23.00

Silver equivalent (AgEq)
Average processed grade	gpt	874	742
Process recovery	%	98.3%	94.4%
Recovered	million oz	2.58	2.35
Sold	million oz	2.59	2.49
(a) Ore milled includes material from stockpiles and ore mined.

Q1, 2024 Conference Call
The Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 will be released after market on May 14, 2024.
A conference call to discuss the Company’s Q1, 2024 operational and financial results will be held Wednesday, May 15, 2024 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.
Date & Time:     Wednesday May 15, 2024 at 8:00 a.m. PT / 11:00 a.m. ET

Telephone:    North America Toll Free: 1-800-274-8461
        Conference ID: SILVER (745837)
Webcast:     https://silvercrestmetals.com/investors/presentations/

Qualified Persons Statement
The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the amount of future production of gold and silver over any period; the strategic plans and expectations for the Company’s operation and exploration program; working capital requirements; expected recoveries; expected cash costs and outflows; and the timing of release of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1